SECURITIES AND EXCHANGE COMMISSIONS

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated July 22, 2003, regarding applications for listing of certain shares of Scottish Power plc on the Official List of the UK Listing Authority and on the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc (Registrant)

Date	July 22, 2003	By:	/s/ Donald McPherson
Donald McPherson Assistant Company Secretary

Scottish Power plc

Application has been made to the Financial Services Authority in its capacity as UK Listing Authority for a block listing on the Official List of the UK Listing Authority of 90,615,291 ordinary shares (the Shares) of Scottish Power plc. Application has also been made to the London Stock Exchange plc (the LSE) for the Shares to be admitted to trading in accordance with the rules of the LSE.

The Shares may be issued pursuant to conversion of the US$700,000,000 Step-up Perpetual Subordinated Guaranteed Convertible Bonds of Scottish Power Finance (Jersey) Limited issued according to an offering circular dated 8 July 2003.

Copies of this announcement are available from the office of UBS Limited located at 1 Finsbury Avenue, London EC2M 2PP up to and including 2 days from the date hereof.